SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lotus Technology Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

54572F101**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**CUSIP number 54572F101 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer which are listed on the Nasdaq Global Select Market under the symbol “LOT.” Each ADS represents one ordinary shares of the Issuer, par value US$0.00001 per share (“Ordinary Shares”). No CUSIP number has been assigned to Ordinary Shares.

CUSIP No. 54572F101

1.	Name of Reporting Person Eric Li (Li Shufu)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 345,543,172(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 345,543,172(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 345,543,172(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 51.0%(2)
12.	Type of Reporting Person IN

 (1)       Includes (i) 186,648,945 Ordinary Shares held by Lotus Advanced Technology Limited Partnership; (ii) 108,740,886 Ordinary Shares held by Lotus Technology International Investment Limited; (iii) 47,995,443 Ordinary Shares held by Lotus Group International Limited; (iv) 1,394,067 Ordinary Shares held by Northpole GLY 3 LP; and (v) 763,831 Ordinary Shares held by Geely Investment Holding Ltd.

(2)       The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 677,931,538 issued and outstanding Ordinary Shares as of September 30, 2024 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).

CUSIP No. 54572F101

1.	Name of Reporting Person Lotus Advanced Technology Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 186,648,945(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 186,648,945(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,648,945(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 27.5%(2)
12.	Type of Reporting Person PN

(1)       Represents 186,648,945 Ordinary Shares held by Lotus Advanced Technology Limited Partnership (LATLP). LATLP is a limited liability partnership incorporated under the laws of British Virgin Islands and its general partner is Yin Qing Holdings Limited. Yin Qing Holdings Limited is wholly owned by Mr. Qingfeng Feng, the CEO and director of the Company. On July 30, 2021, the partners of LATLP, namely Ming Jun Holdings Limited, Yin Qing Holdings Limited, Xing Rong Holdings Limited and Jing Can Holdings Limited signed an agreement, later joined by State Rainbow Investments Limited and Radiant Field Investments Limited, under which these partners agreed to act in concert with Ming Jun Holdings Limited. Ming Jun Holdings Limited is wholly owned by Mr. Shufu Li. Therefore, Mr. Shufu Li may be deemed to beneficially own all of the shares held of record by LATLP. The registered address of Lotus Advanced Technology Limited Partnership is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)       The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 677,931,538 issued and outstanding Ordinary Shares as of September 30, 2024 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).

CUSIP No. 54572F101

1.	Name of Reporting Person Lotus Technology International Investment Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 108,740,886(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 108,740,886(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,740,886(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 16.0%(2)
12.	Type of Reporting Person CO

(1)       Represents 108,740,886 Ordinary Shares held by Lotus Technology International Investment Limited (LTIIL). LTIIL is wholly owned by Geely HK, which is wholly owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of LTIIL is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)       The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 677,931,538 issued and outstanding Ordinary Shares as of September 30, 2024 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).

CUSIP No. 54572F101

1.	Name of Reporting Person Lotus Group International Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 47,995,443(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 47,995,443(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,995,443(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.1%(2)
12.	Type of Reporting Person CO

 (1)       Represents 47,995,443 Ordinary Shares held by Lotus Group International Limited (LGIL). LGIL is wholly owned by Lotus Advance Technologies Sdn. Bhd, which is 51% owned by Geely HK and 49% owned by Etika. Geely HK is 100% owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of LGIL is Potash Lane, Hethel, Norwich, Norfold, NR14 8EZ, England.

(2)       The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 677,931,538 issued and outstanding Ordinary Shares as of September 30, 2024 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).

CUSIP No. 54572F101

1.	Name of Reporting Person Northpole GLY 3 LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,394,067(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,394,067(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,394,067(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0.2%(2)
12.	Type of Reporting Person PN

(1)       Represents 1,394,067 Ordinary Shares held by Northpole GLY 3 LP, an exempted limited partnership established under the laws of Cayman Islands and its general partner is Northpole GLY GP1, which is indirectly controlled by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of Northpole GLY 3 LP is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(2)       The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 677,931,538 issued and outstanding Ordinary Shares as of September 30, 2024 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).

CUSIP No. 54572F101

1.	Name of Reporting Person Geely Investment Holding Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 763,831(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 763,831(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 763,831(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 0.1%(2)
12.	Type of Reporting Person CO

(1)       Represents 763,831 Ordinary Shares held by Geely Investment Holding Ltd. Geely Investment Holding Ltd. is wholly owned by Geely HK, which is wholly owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of Geely Investment Holding Ltd. is Craigmuir Chambers, RoadTown, Tortola, VG 1110, British Virgin lslands.

(2)       The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 677,931,538 issued and outstanding Ordinary Shares as of September 30, 2024 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).

CUSIP No. 54572F101

Item 1(a).	Name of Issuer:

        Lotus Technology Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

        No. 800 Century Avenue

        Pudong District, Shanghai 200120

        People’s Republic of China

Item 2(a).	Name of Person Filing:

        Shufu Li

        Lotus Advanced Technology Limited Partnership

        Lotus Technology International Investment Limited

        Lotus Group International Limited

        Northpole GLY 3 LP

        Geely Investment Holding Ltd.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

        Eric Li (Li Shufu):

        1760 Jiangling Road, Binjiang District

        Hangzhou, Zhejiang Province

        China

        Lotus Advanced Technology Limited Partnership:

        Sertus Chambers, P.O. Box 905, Quastisky Building,

        Road Town, Tortola

        British Virgin Islands

        Lotus Technology International Investment Limited:

        Craigmuir Chambers,

        Road Town, Tortola, VG 1110

        British Virgin Islands

        Lotus Group International Limited:

        Potash Lane, Hethel, Norwich, Norfold, NR14 8EZ, England

        Northpole GLY 3 LP:

        Harneys Fiduciary (Cayman) Limited

        4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002,

        Cayman Islands

        Geely Investment Holding Ltd.:

        Craigmuir Chambers, RoadTown, Tortola, VG 1110, British Virgin lslands

Item 2(c).	Citizenship:

        Eric Li (Li Shufu) – People’s Republic of China

        Lotus Advanced Technology Limited Partnership – British Virgin Islands

        Lotus Technology International Investment Limited – British Virgin Islands

        Lotus Group International Limited – United Kingdom

        Northpole GLY 3 LP – Cayman Islands

        Geely Investment Holding Ltd. – British Virgin Islands

CUSIP No. 54572F101

Item 2(d).	Title of Class of Securities:

        Ordinary shares, par value US$0.00001 per share, of the Company.

Item 2(e).	CUSIP No.:

        54572F101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

        Not applicable.

Item 4.	Ownership:

        The following information with respect to the beneficial ownership of the Ordinary Shares by the reporting persons is provided as of         September 30, 2024.

	Amount beneficially owned		Percent of beneficial ownership/ voting power	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Shufu Li	345,543,172	(2)	51.0%	345,543,172	0	345,543,172	0
Lotus Advanced Technology Limited Partnership	186,648,945	(3)	27.5%	186,648,945	0	186,648,945	0
Lotus Technology International Investment Limited	108,740,886	(4)	16.0%	108,740,886	0	108,740,886	0
Lotus Group International Limited	47,995,443	(5)	7.1%	47,995,443	0	47,995,443	0
Northpole GLY 3 LP	1,394,067	(6)	0.2%	1,394,067	0	1,394,067	0
Geely Investment Holding Ltd.	763,831	(7)	0.1%	763,831	0	763,831	0

(1).	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 677,931,538 issued and outstanding Ordinary Shares as of September 30, 2024 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s stock incentive plan).

(2).	Includes (i) 186,648,945 Ordinary Shares held by Lotus Advanced Technology Limited Partnership; (ii) 108,740,886 Ordinary Shares held by Lotus Technology International Investment Limited; (iii) 47,995,443 Ordinary Shares held by Lotus Group International Limited; and (iv) 1,394,067 Ordinary Shares held by Northpole GLY 3 LP; and (v) 763,831 Ordinary Shares held by Geely Investment Holding Ltd.

(3).	Represents 186,648,945 Ordinary Shares held by LATLP. LATLP is a limited liability partnership incorporated under the laws of British Virgin Islands and its general partner is Yin Qing Holdings Limited. Yin Qing Holdings Limited is wholly owned by Mr. Qingfeng Feng, the CEO and director of the Company. On July 30, 2021, the partners of LATLP, namely Ming Jun Holdings Limited, Yin Qing Holdings Limited, Xing Rong Holdings Limited and Jing Can Holdings Limited signed an agreement, later joined by State Rainbow Investments Limited and Radiant Field Investments Limited, under which these partners agreed to act in concert with Ming Jun Holdings Limited. Ming Jun Holdings Limited is wholly owned by Mr. Shufu Li. Therefore, Mr. Shufu Li may be deemed to beneficially own all of the shares held of record by LATLP. The registered address of Lotus Advanced Technology Limited Partnership is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

CUSIP No. 54572F101

(4).	Represents 108,740,886 Ordinary Shares held by Lotus Technology International Investment Limited, or LTIIL. LTIIL is wholly owned by Geely HK, which is wholly owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of LTIIL is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(5).	Represents 47,995,443 Ordinary Shares held by LGIL. LGIL is wholly owned by Lotus Advance Technologies Sdn. Bhd, which is 51% owned by Geely HK and 49% owned by Etika. Geely HK is 100% owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). Etika is wholly owned by Albukhary Corporation Sdn. Bhd., which is 99.9% owned by Syed Mokhtar Shah Syed Nor. The registered address of LGIL is Potash Lane, Hethel, Norwich, Norfold, NR14 8EZ, England.
(6).	Represents 1,394,067 Ordinary Shares held by Northpole GLY 3 LP, an exempted limited partnership established under the laws of Cayman Islands and its general partner is Northpole GLY GP1, which is indirectly controlled by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of Northpole GLY 3 LP is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(7).	Represents 763,831 Ordinary Shares held by Geely Investment Holding Ltd. Geely Investment Holding Ltd. is wholly owned by Geely HK, which is wholly owned by Geely Holding. Geely Holding is 82.233% owned by Mr. Shufu Li, 8.0583% owned by Mr. Xingxing Li, and 9.7087% owned by Ningbo Yima Enterprise Management Partnership (Limited Partnership). The registered address of Geely Investment Holding Ltd. is Craigmuir Chambers, RoadTown, Tortola, VG 1110, British Virgin lslands.

Item 5.	Ownership of Five Percent or Less of a Class:

        Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

        Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

        Not applicable.

Item 8.	Identification and Classification of Members of the Group:

        Not applicable.

Item 9.	Notice of Dissolution of Group:

        Not applicable.

Item 10.	Certifications:

        Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

SHUFU LI

/s/ Shufu Li

Lotus Advanced Technology Limited Partnership

By:	/s/ Qingfeng Feng
Name:	Qingfeng Feng
Title:	Authorized Signatory

Lotus Technology International Investment Limited

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Authorized Signatory

Lotus Group International Limited

By:	/s/ Qingfeng Feng
Name:	Qingfeng Feng
Title:	Authorized Signatory

Northpole GLY 3 LP

By:	/s/ Hrvoje Krkalo
Name:	Hrvoje Krkalo
Title:	Authorized Signatory

Geely Investment Holding Ltd.

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on November 12, 2024 by the reporting persons with the Securities and Exchange Commission)